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File No. 82-34816
February 9, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Financ
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Merger of Subsidiaries (Amusement Center Operations Business) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category (Dated January 28, 2005)
- Notice of Merger of Sub-Subsidiaries (Music-Related Business Companies) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category (Dated January 28, 2005)
- Notice of Corporate Separation of Subsidiary (EC Business Division of Sega Music Networks) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category (Dated January 28, 2005)
- Notice of Change of Sub-Subsidiaries (Pachislot Pachinko Business) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category (Dated January 28, 2005)
- FLASH REPORT Consolidate Financial Statements 9 Months Ended December 31, 2004 (Dated February 3, 2005)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No.82-34816

January 28, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Merger of Subsidiaries (Amusement Center Operations Business) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on January 28, 2005, adopted a resolution for the merger of SEGA CORPORTION, which is a 100% subsidiary of the Company, SEGA AMUSEMENT LTD. and Sammy Amusement Service Co., Ltd., both of which are 100% subsidiaries of SEGA CORPORATION, as of April 1, 2005, as described below:

Description

1. Purpose of the merger:

SEGA AMUSEMENT LTD. has operated 463 amusement facilities (as of September 30, 2004), such as "SEGA WORLD" and "CLUB SEGA". Sammy Amusement Service Co., Ltd. has operated five amusement facilities (as of September 30, 2004), such as "SAMMY'S REGNO" and "SAMMY'S STREET".

The merger is intended to integrate the functions related to amusement center operations business dispersed within the Group and concentrate such functions in SEGA CORPORATION to make the Group's management more efficient and rational. Furthermore, SEGA CORPORATION will strengthen cooperation between its amusement machine sales business and its amusement operations business to bring about an synergy effect in the development of new products and otherwise.

2. Summary of the merger:

(1) Schedule of the merger:

Meetings of the boards of directors for approval of merger agreement:	January 28, 2005 (the Company, SEGA, SA and SAS)
Signing of merger agreement:	January 28, 2005 (SEGA, SA and SAS)
Date of merger:	April 1, 2005

* SA = SEGA AMUSEMENT LTD.
* SAS = Sammy Amusement Service Co., Ltd.

(2) Method of the merger:

A merger method, by which SEGA CORPORATION shall be a surviving company and SEGA AMUSEMENT LTD. and Sammy Amusement Service Co., Ltd. shall be dissolved.

3. Parties to the merger in outline (as of September 30, 2004):

Trade name	SEGA CORPORATION	SEGA AMUSEMENT LTD.	Sammy Amusement Service Co., Ltd.
Contents of business	Development, manufacture and sale of amusement machines, operation of amusement centers, and development, manufacture and sale of consumer equipment	Operation of amusement centers, and franchise business	Rental of amusement machines and operation and support of amusement centers
Date of Incorporation	June 3, 1960	November 26, 1971	July 6, 1998
Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo	37-1, Kamata 5-chome, Ohta-ku, Tokyo	23-13, Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo
Representative	Hisao Oguchi, President and Representative Director	Yasuo Tafuku, President and Representative Director	Yoshiharu Suzuki, President and Representative Director
Capital	¥127,582 million	¥1,000 million	¥450 million
Total assets	¥140,079 million	¥45,739 million	¥4,232 million
Date of closing of accounts	March 31 of each year	March 31 of each year	March 31 of each year
Employees	1,674 persons	894 persons	103 persons

Principal shareholder and shareholding ratio (as of December 1, 2004)	SEGA SAMMY HOLDINGS INC.: 100%	SEGA CORPORATION: 100%	SEGA CORPORATION: 100%

4. Status after the merger:

(1)	Trade name	SEGA CORPORATION
(2)	Contents of business	Development, manufacture and sale of amusement machines, operation of amusement centers, and development, manufacture and sale of consumer equipment
(3)	Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(4)	Representative	Hisao Oguchi, President and Representative Director
(5)	Capital	¥127,582 million
(6)	Date of closing of accounts	March 31 of each year

5. Future outlook:

The merger will have no significant effect on business results of the Company on consolidated and non-consolidated bases.

- END -

(Translation)

File No.82-34816
January 28, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Merger of Sub-Subsidiaries (Music-Related Business Companies) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

As publicized on December 24, 2004, SEGA SAMMY HOLDINGS INC. (the "Company") will conduct a corporate separation under which SEGA CORPORTION (President and Representative Director: Hisao Oguchi; "SEGA") shall separate its business of management of related companies under its Specified Company Managing Team of the Department of Affilicated companies' management, Sammy Corporation (President and Representative Director: Kenkichi Yoshida; "Sammy") shall separate its business of management of affiliated companies under its Specified Company Managing Group of the Accounting Department and the Company shall acquire their businesses of management of affiliated companies, as of April 1, 2005.

Notice is hereby given that Company, at the meeting of its Board of Directors held on January 28, 2005, adopted a resolution for the merger of Wavemaster Inc., which the Company will acquire from SEGA, and Underground Liberation Force Inc., which the Company will acquire from Sammy, as of April 1, 2005, as described below:

Description

1. Purpose of the merger:

Both Wavemaster Inc. and Underground Liberation Force Inc. engage in music production and music label business. Hence, the Company intends to improve the Group's management efficiencies by integrating their overlapping business. Furthermore, the integration of Wavemaster Inc., which focuses on music for games of SEGA and Japanese music, and Underground Liberation Force Inc., which focuses on music for pachislot and pachinko of Sammy and Western music, will cover a wider genre of music and bring about an synergy effect.

2. Summary of the merger:

(1) Schedule of the merger:

Meetings of the boards of directors for approval of merger agreement:	January 28, 2005 (the Company, Sega, Sammy, WM, ULF)
Signing of merger agreement:	January 28, 2005 (WM, ULF)
Date of merger:	April 1, 2005

* WM = Waveavemaster Inc.
* ULF = Underground Liberation Force Inc.

(2) Method of the merger:

A merger method, by which Wavemaster Inc. shall be a surviving company and Underground Liberation Force Inc. shall be dissolved.

3. Parties to the merger in outline (as of September 30, 2004):

Trade name	Wavemaster Inc.	Underground Liberation Force Inc.
Contents of business	Music production, music publication and music label business	Music production, music label and event program production business
Date of Incorporation	July 29, 1980	July 24, 1985
Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo	10-4, Mita 1-chome, Minato-ku, Tokyo
Representative	Yukifumi Makino, President and Representative Director	Toru Tsujii, President and Representative Director
Capital	¥12 million	¥309 million
Total assets	¥214 million	¥216 million
Date of closing of accounts	March 31 of each year	March 31 of each year
Employees	11 persons	2 persons
Principal shareholder and shareholding ratio	SEGA CORPORATION: 100%	Sammy Corporation: 100%

4. Status after the merger:

(1)	Trade name	Wavemaster Inc.
(2)	Contents of business	Music production, music publication and music label business
(3)	Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo

(4)	Representative	Keishi Nakayama, President and Representative Director
(5)	Capital	¥12 million
(6)	Date of closing of accounts	March 31 of each year

5. Future outlook:

The merger will have no significant effect on business results of the Company on consolidated and non-consolidated bases.

- END -

(Translation)

File No.82-34816
January 28, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Notice of Corporate Separation of Subsidiary (EC Business Division of Sega Music Networks) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on January 28, 2005, resolved that SEGA CORPORTION (President and Representative Director: Hisao Oguchi; "SEGA") should acquire by corporate separation the EC Business Division of Sega Music Networks Co., Ltd. (President and Representative Director: Kazuhiro Yasutomi; "Sega Music"), comprising business of melodies signaling incoming calls "SEGA KARA" and game distribution business "GAME HONPO", among other things, as of April 1, 2005, as described below:

Description

1. Purpose of the corporate separation:

The Consumer business of SEGA will engage in development and sale of video game software as its core business and supply related digital contents in various forms of products and services through various media and platforms to consumers.

Sega Music's "SEGA KARA", a service of melodies signaling incoming calls, boasts more than 2.5 million subscribers and holds an important position in the Group businesses. The corporate separation is intended to expand services through integration with the consumer business of SEGA and bring about a synergy effect and more efficient business development.

2. Summary of the corporate separation:

(1) Schedule of the corporate separation:

Meetings of the boards of directors for approval of corporate separation agreement (the Company, SEGA and Sega Music)	January 28, 2005
Signing of corporate separation agreement (SEGA and Sega Music)	January 28, 2005
Date for corporate separation	April 1, 2005 (expected)
Registration of corporate separation	April 1, 2005 (expected)

(2) Method of the corporate separation:

1) Method of the corporate separation:

Sega Music will separate and transfer its business to SEGA and SEGA will acquire the same (*bunkatsu-gata kyushu bunkatsu*).

2) Reason for adoption of this method of corporate separation:

With the aim of allowing SEGA to engage in its consumer business more efficiently, the Company has adopted the method of *bunkatsu-gata kyushu bunkatsu* with SEGA as a successor company and Sega Music as a separating company under which the EC business will be carried out by SEGA.

(3) Allocation of shares:

No shares will be allocated upon the corporate separation.

(4) Amount of capital to be increased upon the corporate separation, etc.:

There will be no increase in the amount of capital, etc. upon the corporate separation.

(5) Payments due to separation:

No payments due to separation will be made upon the corporate separation.

(6) Rights and obligations to be transferred to the acquiring company:

SEGA will acquire the assets, liabilities and rights and obligations appertaining thereto, as well as contractual statuses, etc., which belong to the businesses of Sega Music relating to the EC business.

(7) Possibility of fulfillment of obligations:

The Company has judged that with regard to each of the obligations for which SEGA (the successor company) and Sega Music (the separating company) will be liable after

the corporate separation, each of the companies will be capable of fulfilling the same when due and payable.

(8) Officers of the successor company to be newly appointed by the separating company:

No officer will be newly appointed to the successor company by the separating company upon the corporate separation.

3. Outline of the businesses to be transferred:

(1) EC Business Division carried out by Sega Music:

(2) Items and amounts of assets and liabilities to be transferred (book values as of September 30, 2004):

Assets		Liabilities	
Item	Book value	Item	Book value
Total assets	¥990 million	Total liabilities	¥805 million

4. State of the Company after the transfer:

There will be no change in the trade name, contents of business, location of head office, representative, capital, total assets, date of settlement of accounts, etc. upon the corporate separation. The corporate separation will have no effect on the forecast of consolidated business results of the Company publicized on November 10, 2004.

5. Outline of the parties to the corporate separation:

Outline of the parties to the corporate separation (as of September 30, 2004)

Trade name	SEGA CORPORATION (Successor company)	Sega Music Networks Co., Ltd. (Separating company)
Contents of business	Development, manufacture and sale of amusement machines, operation of amusement centers, and development, manufacture and sale of consumer equipment	Sale of on-line karaoke equipment for business use, production and distribution of music and videos, content service for mobile and wired information terminal units
Date of incorporation	June 3, 1960	October 13, 1994
Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo	1-18, Higashi Koujiya 2-chome, Ohta-ku, Tokyo
Representative	Hisao Oguchi, President and Representative Director	Kazuhiro Yasutomi, President and Representative Director
Capital	¥127,582 million	¥400 million
Total number of issued shares	174,945,700 shares	8,000 shares
Shareholders' equity	¥94,351 million	¥2,769 million
Total assets	¥140,079 million	¥4,078 million

Date of settlement of accounts	March 31 of each year	March 31 of each year
Number of employees	1,674 persons	46 persons
Principal clients	SEGA AMUSEMENT LTD., Namco Ltd.	NTT DoCoMo, Inc., Vodafone K.K.
Principal shareholder and shareholding ratio (as of October 1, 2004)	SEGA SAMMY HOLDINGS INC.: 100.0%	SEGA CORPORATION: 100.0%
Principal correspondent banks	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Sumitomo Trust and Banking Company, Limited Mizuho Corporate Bank, Ltd.	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Bank of Yokohama, Ltd. Resona Bank, Limited
Relationships among the parties to the corporate separation (as of October 1, 2004)	Capital relationship: SEGA CORPORATION is wholly owned subsidiary of the Company. Sega Music Networks Co., Ltd. is a wholly owned subsidiary of SEGA CORPORATION. Trading relationship: Development, distribution of contents for mobile and wired information terminal units Personal relationship: Managing Director Hideki Okamura and Director Akira Sugano of SEGA CORPORATION concurrently serve as (part-time) Director and (part-time) Statutory Auditor of Sega Music Networks Co., Ltd., respectively.	

(Note) The "principle shareholder and shareholding ratio" is disclosed as such as of October 1, 2004.

- END -

(Translation)

File No.82-34816

January 28, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Sub-Subsidiaries (Pachislot Pachinko Business) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on January 28, 2005, resolved that Sammy Corporation (President and Representative Director: Kenkichi Yoshida; "Sammy") should acquire all of the shares of Sammy Design Co., Ltd. (President and Representative Director: Toru Katamoto; "Sammy Design") held by Shuko Electronics Co., Ltd. (President and Representative Director: Takeo Ogino) to make Sammy Design a wholly owned subsidiary of Sammy and further that Sammy similarly should acquire all of the issued shares of Agora Design Co., Ltd. (President and Representative Director: Hidehiko Kawatsure; "Agora Design"), which engages in store designs and drafting, to make Agora Design a wholly owned subsidiary of Sammy, as described below:

Description

1. Reason for the acquisition of shares:

Sammy will carry out the development, manufacture and sale of pachislot and pachinko machines, as well as general pachislot pachinko business, including the development and sale of peripheral equipment and designs and drafting of pachinko halls, whereby further leveraging performance and contributing to the development of the industry as a leading company.

By the acquisition of the shares, Sammy will make Sammy Design and Agora Design its subsidiaries to strengthen its pachinko hall design business.

For the purpose of more efficient business development, the Company will study the possibility of management integration of Sammy Design and Agora Design in the future.

2. Outline of the sub-subsidiaries concerned:

Sammy Design Co., Ltd.

(1)	Trade name:	Sammy Design Co., Ltd.
(2)	Representative:	Toru Katamoto, President and Representative Director
(3)	Location:	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo
(4)	Date of Incorporation:	October 12, 2001
(5)	Main contents of business:	Drafting and design of pachinko halls and offices and sales of peripheral office machines
(6)	Date of closing of accounts:	March 31 of each year
(7)	Employees:	21 persons
(6)	Capital:	¥40 million
(9)	Total number of issued shares:	800 shares
(10)	Total assets:	¥3,427 million
(11)	Principal shareholder and shareholding ratio:	Shuko Electronics Co., Ltd.: 100%
(12)	Business results for the most recent fiscal year (the year ended March 31, 2004):	Sales: ¥1,811 million Ordinary profit: ¥112 million

Agora Design Co., Ltd.

(1)	Trade name	Agora Design Co., Ltd.
(2)	Representative:	Hidehiko Kawatsure, President and Representative Director
(3)	Location:	26-11, Otowa 1-chome, Bunkyo-ku, Tokyo
(4)	Date of Incorporation:	March 13, 2000
(5)	Main contents of business:	Planning, design, drafting and supervision of interior finishing works
(6)	Date of closing of accounts:	End of February of each year
(7)	Employees:	5 persons
(6)	Capital:	¥13 million
(9)	Total number of issued shares:	249 shares
(10)	Total assets:	¥180 million
(11)	Principal shareholder and shareholding ratio:	Hidehiko Kawatsure: 100%

(12) Business results for the most recent fiscal year (the year ended February 29, 2004): Sales: ¥634 million; Ordinary profit: ¥1 million

3. Number of shares to be acquired and the state of shareholdings before and after the acquisition:

Sammy Design Co., Ltd.

	Before the change	After the change
(1) Number of voting rights held by Sammy	(800 rights)	800 rights
(Number of shares held by Sammy)	(800 shares)	800 shares
(2) Total number of voting rights	800 rights	800 rights
(Number of issued shares)	800 shares	800 shares
(3) Ratio to the total number of voting rights	(100%)	100%
(Ratio to the number of issued shares)	(100%)	100%

(Note) Since Sammy Design Co., Ltd. is a 100% subsidiary of Shuko Electronics Co., Ltd., which is a 100% subsidiary of Sammy Corporation, the number of voting rights held by Sammy and the number of shares held by Sammy before the acquisition are 100% indirectly held by Sammy , respectively.

Agora Design Co., Ltd.

	Before the change	After the change
(1) Number of voting rights held by Sammy	0 right	249 rights
(Number of shares held by Sammy)	0 share	249 shares
(2) Total number of voting rights	249 rights	249 rights
(Number of issued shares)	249 shares	249 shares
(3) Ratio to the total number of voting rights	0%	100%
(Ratio to the number of issued shares)	0%	100%

4. Acquisition prices:

Shares of Sammy Design Co., Ltd. ¥301,600,000 (800 shares x ¥377,000)

Shares of Agora Design Co., Ltd. ¥99,600,000 (249 shares x ¥400,000)

5. Contents and schedule of the change:

(1)	Contents:	Sammy will acquire 800 shares of Sammy Design from Shuko Electronics Co., Ltd. and 249 shares of Agora Design from Mr. Hidehiko Kawatsure.	
(2)	Schedule:	January 28, 2005	Resolutions of the Boards of Directors of the Company and Sammy (for the acquisition of shares)
		January 28, 2005	Signing of share transfer agreements

6. Effect on business results in the future:

The change will have no significant effect on consolidated business results for the current fiscal year (ending March 31, 2005).

- END -

File No. 82-34816

February 3, 2005

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

9 Months Ended December 31, 2004

Name of the Company : SEGA SAMMY HOLDINGS INC.
Code number : 6460
(URL http://www.segasammy.co.jp)
Representative: Hajime Satomi
Chairman & CEO
Any inquiry to : Shunichi Shimizu
General Manager, Finance Department
Tel (03) 6215-9955

1. Significant Accounting Policies in the Preparation of Third-Quarter Operating Results

(1) Adoption of the simplified method of accounting: Yes
The simplified method is applied to the computation of income taxes.

2. Consolidated Operating Results for the 9 Months Ended December 31, 2004

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 9 months ended December 31, 2004	399,443	(−)	91,985	(−)	46,224	(−)
For 9 months ended December 31, 2003	−	(−)	−	(−)	−	(−)
For Year ended March 31, 2004	−	(−)	−	(−)	−	(−)

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 9 months ended December 31, 2004	375.17	363.57
For 9 months ended December 31, 2003	−	−
For Year ended March 31, 2004	−	−

(Note) Percentages for net sales, operating income and net income represent change from the prior period.

[Qualitative Data Regarding Business Results]

On October 1, 2004, SEGA and Sammy established SEGA SAMMY HOLDINGS INC. to further enhance their presence as a total global entertainment company by merging corporate resources and maximizing corporate value.

Regarding business performance for the nine-month period ended December 31, 2004, SEGA SAMMY HOLDINGS witnessed strong growth in net sales to ¥399,443 million, and operating income to ¥91,985 million. Among factors stimulating growth was *Hokuto No Ken*, a hit pachislot machine in the pachislot and pachinko business, and the runaway success of *The King of Beetle Mushiking* in amusement-related operations. The Company recorded net income of ¥46,224 million, despite an extraordinary loss stemming from redemption loss of corporate bonds in conjunction with business integration amounted ¥10,644 million.

With regard to general business conditions in current period, please refer to Segment information of operations by product attached on 4 page and Qualitative Data Regarding Business Results on 5-6(Sammy) and 7-8(Sega) page.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
December 31, 2004	445,551	220,590	49.5	1,867.93
December 31, 2003	–	–	–	–
March 31, 2004	–	–	–	–

3. Projection for Consolidated Result for Fiscal Year 2005 (April 1, 2004 ~ March 31, 2005)

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Entire - year	528,000	97,000	53,500

(Reference) Projected net income per share for the entire-year is ¥447.53

[Qualitative Data Regarding Business Forecasts]

Third-quarter business results were largely in line with plans. Accordingly, no change has been made to initial full-year business forecasts announced on November 10, 2004. Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecasts.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003 AND MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (As of December 31, 2004)		Prior period (As of December 31, 2003)		Prior year (As of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	146, 258		−		−	
Notes receivable and accounts receivable-trade	80, 607		−		−	
Inventories	33, 430		−		−	
Other current assets	26, 719		−		−	
Total current assets	287, 016	64. 4	−	−	−	−
II Non-current assets						
Property and equipment	74, 426	16. 7				
Intangible assets	7, 617	1. 7				
Investments and other assets	76, 491	17. 2				
Total non-current assets	158, 535	35. 6	−	−	−	−
Total assets	445, 551	100. 0	−	−	−	−
(Liabilities)						
I Current liabilities						
Short-term bank loans	12, 460		−		−	
Notes and accounts payable	61, 863		−		−	
Current portion of Bond	3, 128					
Others	40, 341		−		−	
Total current liabilities	117, 793	26. 4	−	−	−	−
II Non-current liabilities						
Bond	66, 916		−		−	
Long-term debt	14, 677					
Other non-current liabilities	17, 527		−		−	
Total non-current liabilities	99, 121	22. 3	−	−	−	−
Total liabilities	216, 914	48. 7	−	−	−	−
(Minority interests)						
Minority interests	8, 045	1. 8	−	−	−	−
(Shareholders' equity)						
Common stock	10, 000	2. 2	−	−	−	−
Capital surplus	159, 014	35. 7	−	−	−	−
Retained earnings	129, 404	29. 1	−	−	−	−
Adjustment of revaluation of land	(6, 541)	(1. 5)				
Net unrealized holding gains on securities	11, 140	2. 5	−	−	−	−
Foreign currency translation adjustments	(9, 415)	(2. 1)	−	−	−	−
Treasury stock	(73, 010)	(16. 4)	−	−	−	−
Total shareholders' equity	220, 590	49. 5	−	−	−	−
Total liabilities and Shareholders' equity	445, 551	100. 0	−	−	−	−

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE 9 MONTHS ENDED DECEMBER 31, 2004 AND FOR THE 9 MONTHS ENDED DECEMBER 31, 2003 AND YEAR ENDED MARCH 31, 2004

(Unit : Millions of Yen)

	Current period (From April 1, 2004 to December 31, 2004)		Prior period (From April 1, 2003 to December 31 2003)		Prior year (From April 1, 2003 to March 31, 2004)	
	Amount	Percentage	Amount	Amount	Amount	Percentage
		%		%		%
Net sales	399, 443	100. 0	—	—	—	—
Cost of sales	225, 934	56. 6	—	—	—	—
Gross profit	173, 509	43. 4	—	—	—	—
Selling, general and administrative expenses	81, 524	20. 4	—	—	—	—
Operating income	91, 985	23. 0	—	—	—	—
Other income	5, 729	1. 4				
Other expenses	18, 162	4. 5				
	12, 432	3. 1	—	—	—	—
Income before income taxes and minority interests	79, 552	19. 9	—	—	—	—
Total Income taxes	32, 816	8. 2	—	—	—	—
Net income before minority interests	46, 735	11. 7	—	—	—	—
Minority interests	511	0. 1	—	—	—	—
Net income	46, 224	11. 6	—	—	—	—

SEGMENT INFORMATION

Operations by product

Current period (From April 1, 2004 to December 31,2004)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	220,734	49,714	62,235	49,053	17,706	399,443	—	399,443
(2) Inter segment	25	13,838	70	50	523	14,508	(14,508)	—
Total	220,759	63,553	62,305	49,103	18,229	413,952	(14,508)	399,443
Cost and expenses	132,257	57,144	57,273	54,168	18,394	319,237	(11,778)	307,458
Operating income (loss)	88,502	6,409	5,032	(5,064)	(164)	94,714	(2,729)	91,985

(Reference)

SEGA SAMMY HOLDINGS INC.

(Portion of Sammy Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Operating Results for the 9 Months Ended December 31, 2004

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 9 months ended December 31, 2004	257,824	(77.8)	83,749	(101.9)	48,022	(156.8)
For 9 months ended December 31, 2003	145,010	(—)	41,491	(—)	18,703	(—)
For Year ended March 31, 2004	251,226	(—)	71,676	(—)	32,196	(—)

(Note) Percentages for net sales, operating income and net income represent change from the prior period.

[Qualitative Data Regarding Business Results]

In the Sammy Group's core Pachislot and Pachinko Machines business, *Hokuto No Ken*, a pachislot machine launched in the previous fiscal year, sold 351,000 units during the nine-month period ended December 31, 2004. *Hokuto No Ken* has continued to perform admirably since its release, with a cumulative total of 611,000 units sold. In December, Sammy subsidiary RODEO Co., Ltd. launched *Kaiji*, the first pachislot machine in the industry to feature a 13-inch LCD display. These and other efforts led to the sale of 534,000 pachislot machine units during the nine months under review, compared to 370,000 units sold a year earlier.

In pachinko machines, Sammy continued to release hit machine varieties. Among these was *CR Hakushon Daimaoh 2*. Launched in December, this machine is the first from Sammy built to new industry specifications, and features a large 10.4-inch LCD display. Sammy sold a total of 201,000 pachinko machine units during the nine-month period, versus 123,000 units sold a year ago, enabling it to record substantial year-on-year growth in both pachislot and pachinko machines.

Sales for Sammy's Amusement Arcade Equipment, Home Videogame Software and other businesses also rose sharply year-on-year, buoyed by secondary benefits emanating from Sammy's robust Pachislot and Pachinko Machines business.

These factors led to substantial top- and bottom-line growth on a consolidated basis. Net sales for the nine months ended December 31, 2004, resulted in ¥257,824 million. Operating income for the same period, meanwhile, was ¥83,749 million, and net income was ¥48,022 million.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio
	Millions of yen	Millions of yen	%
December 31, 2004	317,949	177,222	55.7
December 31, 2003	225,382	81,529	36.2
March 31, 2004	299,272	112,987	37.8

[Qualitative Data Regarding Consolidated Financial Position]

Compared to the end of the previous fiscal year, total assets as of December 31, 2004, amounted to ¥317,949 million, an increase of ¥18,676 million. Shareholders' equity was up ¥64,235 million to ¥177,222 million. As a result, the shareholders' equity ratio rose 17.9 percentage points to 55.7%. The higher equity ratio mainly reflected an increase in retained earnings due to sharp growth in consolidated net income, and an increase in equity resulting from the conversion of convertible bonds to stock.

2. Projection for Consolidated Result for Fiscal Year 2005 (April 1, 2004 ~ March 31, 2005)

[Qualitative Data Regarding Business Forecasts]

Third-quarter business results were largely in line with plans. Accordingly, no change has been made to initial full-year business forecasts announced on November 10, 2004. Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecasts.

(Reference)

SEGA SAMMY HOLDINGS INC.

(Portion of Sega Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Operating Results for the 9 Months Ended December 31, 2004

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 9 months ended December 31, 2004	146,506	(1.4)	8,491	(△32.1)	3,453	(△54.9)
For 9 months ended December 31, 2003	144,512	(—)	12,504	(—)	7,655	(—)
For Year ended March 31, 2004	191,257	(—)	14,480	(—)	8,760	(—)

(Note) Percentages for net sales, operating income and net income represent change from the prior period.

[Qualitative Data Regarding Business Results]

In its consolidated business results for the nine-month period from April 1, 2004 to December 31, 2004, In Japan, performance was firm from the Amusement Machine Sales business, reflecting measures targeting hit product *UFO Catcher 7*, such as a new *Mushiking* version upgrade for the machine. A new product, *Quest of D*, and long-selling favorite *MJ2* also contributed with higher-than-expected sales. In sales of prize products, segment sales got another substantial boost from original client merchandise items, particularly Disney goods, and *Mushiking*-related merchandise. Overseas, segment performance was strong in Asia, Europe and the Americas.

In Amusement Center Operations, sales at existing facilities declined 4.6% year on year, falling short of forecasts that predicted growth of 0.9%. Among other factors, this downturn stemmed from the closing of more amusement centers than initially planned.

In contrast, *The King of Beetle Mushiking*, a business venture that combines equipment leasing and card sales, continued to perform strongly, contributing heavily to segment sales. *Oshare Majo Love & Berry*, a new product, has also recorded firm sales since its launch.

During the third quarter, SEGA opened 9 new amusement centers and closed 8, for a total of 469 amusement centers as of December 31, 2004.

In the Consumer Business, title sales in the third quarter surpassed initial forecasts, with 7 titles selling 550,000 copies in Japan, 11 titles selling 1.56 million copies in the United States, and 7 titles selling 1.95 million copies in Europe, for a total of 25 titles and 4.06 million copies sold. This contrasts favorably with plans that called for sales of 26 copies of 4.02 million titles.

Strong performance from several new titles contributed to earnings growth. These included *Shining Tears* for the PS2 and *Kimi No Tame Nara Shineru* for the Nintendo DS, both for the Japanese market; *Sonic Mega Collection Plus* for the PS2 in the Americas, and *Football Manager* for the PC in Europe.

The foregoing resulted in consolidated net sales of ¥146,506 million for the nine months ended December 31, 2004. On the earnings side, operating income for the same period was ¥8,491 million, and net income was ¥3,453 million.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio
	Millions of yen	Millions of yen	%
December 31, 2004	209,291	130,188	62.2
December 31, 2003	198,833	95,411	48.0
March 31, 2004	189,055	97,962	51.8

[Qualitative Data Regarding Consolidated Financial Position]

Total assets as of December 31, 2004, stood at ¥209,291 million, up ¥20,236 million from the previous fiscal year-end. Shareholders' equity increased ¥32,225 million to ¥130,188 million. As a result, the shareholders' equity ratio rose 10.4 percentage points to 62.2%. The rise in shareholders' equity was due in large part to the transfer of treasury stock to parent company SEGA SAMMY HOLDINGS, following the parent company's establishment via a stock transfer carried out in conjunction with Sammy Corporation.

2. Projection for Consolidated Result for Fiscal Year 2005 (April 1, 2004 ~ March 31, 2005)

No change has been made to initial full-year business forecasts announced on May 18, 2004. Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecasts.